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                                                                    EXHIBIT 99.1

                      David C. V. Lee, CEO        Dan Matsui/Eugene Heller
                      Quintalinux Limited         Silverman Heller Associates
                      (852) 2904-0303             (310) 208-2550
                      davidlee@quintalinux.com    dmatsui@sha-ir.com

                     QUINTALINUX APPOINTS DR. CHRIS CHAO AS
             ADVISOR FOR INTELLIGENT BUILDING SOLUTIONS DEVELOPMENT

Hong Kong (June 27, 2001) - Quintalinux Limited (Company) (Nasdaq NM: QLNX), a leading technology provider in the People's Republic of China and Hong Kong, offering innovative, high technology solutions for intelligent buildings, interior construction, systems design and integration, and Linux development, today announced the appointment of Christopher Chao, Ph.D., who is a member of the mechanical engineering faculty at the Hong Kong University of Science and Technology (HKUST), as the advisor to its wholly-owned intelligent building subsidiary, iB Solutions Ltd. (iB).

Dr. Chao obtained his bachelor's degree with first class honors in mechanical engineering from the University of Hong Kong. He continued his studies in the United States upon receiving a fellowship from the Hong Kong government and obtained his doctorate degree from the University of California, Berkeley in 1994. Upon returning to Hong Kong, Chao took his present position with HKUST and has become renowned for his active participation in both academic research and practical applications and transfer of technology to industry users. He has served as consultant to a number of government agencies and private companies on indoor air quality and energy studies, and has published over thirty articles on indoor air quality.

In addition to his academic and commercial pursuits, Chao is also active in the professional community. He is the chairman of the Hong Kong Section of the American Society of Mechanical Engineers International and serves as the Region XIII representative on the Committee on Membership, which reports to the Society's U.S. headquarters. He is also a registered professional engineer in mechanical and building services in Hong Kong.

Quintalinux Chairman Mr. Chu Tat commented: "We are pleased that Dr. Chao has joined Quintalinux as the technical advisor for our intelligent building subsidiary. His theoretical and practical expertise is proving to be an invaluable asset in assisting iB with providing innovative, total solutions for our intelligent building clients. Furthermore, Dr. Chao's research team from HKUST will contribute their support in assuring those solutions are also cost effective.

"Dr. Chao has been working with Quintalinux to develop technology transfer for under-floor ventilation systems and other intelligent building elements," Mr. Chu continued. "The Hong Kong SAR government is also supporting the project with a research grant from the Innovative and Technology Commission. One project, which includes another Quintalinux subsidiary, Uni-Zone Advanced Technology, will lead to the building of two centers in Hong Kong and the PRC, which will provide advanced ventilation systems and services. This project has generated positive responses from the user market, and, with growing interest from industry participants, we see added revenue potential in producing systems and solutions as an OEM supplier."

ABOUT iB SOLUTIONS

At the heart of the Company's operations is iB Solutions Ltd., the driving force to secure new business and projects. It provides such services as feasibility studies, design specification, infrastructure planning, facility planning, systems integration, system selection, budgeting, cost management, project management and quality control.

                                     -more-


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ABOUT QUINTALINUX

Quintalinux is an intelligent building solution provider that provides one-stop solutions including commercial and interior system design, software applications, systems integration, and application development for Linux operating systems.

Some statements in this news release may constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from future results or performance expressed or implied by those forward-looking statements.

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